Exhibit 3

RESULTS 4Q18 F ebr uar y 7 , 2 0 1 9

||Forward looking information This presentation contains forward-looking statements. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “should,” “could,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential” and “intend” or other similar words. These forward-looking statements reflect CEMEX Latam Holdings, S.A.’s (“CLH”) current expectations and projections about future events based on CLH’s knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CLH’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CLH or its subsidiaries, include, but are not limited to, the cyclical activity of the construction sector; CLH’s exposure to other sectors that impact CLH’s business, such as the energy sector; competition; general political, economic and business conditions in the markets in which CLH operates; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CLH’s ability to satisfy its debt obligations and CEMEX, S.A.B. de C.V.’s (“CEMEX”) ability to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s senior secured notes and CEMEX’s other debt instruments; expected refinancing of CEMEX’s existing indebtedness; the impact of CEMEX’s below investment grade debt rating on CLH’s and CEMEX’s cost of capital; CEMEX’s ability to consummate asset sales and fully integrate newly acquired businesses; achieve cost-savings from CLH’s cost-reduction initiatives and implement CLH’s pricing initiatives for CLH’s products; the increasing reliance on information technology infrastructure for CLH’s invoicing, procurement, financial statements and other processes that can adversely affect operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; weather conditions; natural disasters and other unforeseen events; and the other risks and uncertainties described in CLH’s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect CLH’s business. The information contained in these presentations is subject to change without notice, and CLH is not obligated to publicly update or revise forward-looking statements. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CLH’s prices for CLH’s products. UNLESS OTHERWISE NOTED, ALL CONSOLIDATED FIGURES ARE PRESENTED IN DOLLARS AND ARE BASED ON THE FINANCIAL STATEMENTS OF EACH COUNTRY PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS. Copyright CEMEX Latam Holdings, S.A. and its subsidiaries. 2

||Financial Results Summary Net Sales Operating EBITDA Margin EBITDA (US$M) (US$M) (%) -8% . 206 1 108 . -7% 1 278 -23% -4.1pp 260 -24% 0% -4.8pp 314 26 . 72 9% 9% 25 . 243 21 . 55 1% 21 . 12M17 12M18 4Q17 4Q18 12M17 12M18 4Q17 4Q18 12M17 12M18 4Q17 4Q18 3

||Consolidated Volumes andPrices 12M18 12M17 vs. 4Q18 4Q17 vs. 4Q18 3Q18 vs. Our cement volumes remained flat during 4Q18, Volume -6% 0% 2% improved volumes in Colombia, Guatemala and Domestic El Salvador were offset by lower volumes in gray Price (USD) 0% -5% -6% Costa Rica, Panama and Nicaragua cement Price (LtL ) 1% 0% -2% 1 -10% -7% 0% Our cement prices increased 1% Volume during the full year on a like-to-like Ready-mix concrete Price (USD) -2% -4% -6% basis, mainly due to improved prices in Colombia and Price (LtL1) -2% 1% 0% Costa Rica Volume -10% -16% -6% Aggregates Price (USD) -2% -1% -7% In our ready-mix business, prices declined by 2% for the full year Price (LtL1) -2% 5% -1% improved prices in Colombia and Costa Rica were more than offset by lower prices in Panama (1) Like-to-like prices adjusted for foreign-exchange fluctuations 4

||EBITDA Variation 12M18 -23% 314 -59 5 -10 -3 -1 -3 243 EBITDA Vol Price O. Costs Dist SG&A FX EBITDA 12M17 12M18 26.0% 21.9% -4.1pp EBITDA EBITDA Margin 12M17 Margin 12M18 5

||Net debt reduction 12M18 -77 882 7 805 25 -77 -31 Net Debt Free Cash Flow Brazil Fine in Colombia Other Net Debt 3 Dec. 17 12M18 Divestment Dec. 18 1 2 (1) Excludes “fine in Colombia” (2) Gross amount (3) Fine imposed by the Colombian Superintendence of Industry and Commerce (SIC), paid on January 5, 2018 and reflected in the “Other cash items” line of the Free Cash Flow. In July 6 2018, CEMEX Colombia filed in the administrative court an annulment and reestablishment of right claim against the decision of the SIC

REGIONAL HIGHLIGHTS 4Q 1 8 R e s u l t s

Results Highlights Colombia

||Colombia –Results Highlights 12M18 12M17 % var 4Q18 4Q17 % var We are encouraged by the Net Sales 524 566 -7% 125 134 -6% improving trends in the Colombian Financial Op. EBITDA economy and in cement demand Summary 95 113 -16% 23 30 -24% During 4Q18, our cement volumes increased by US$ Million as % net 4% year-over-year and by 7% sequentially sales 18.2% 20.0% (1.8pp) 18.3% 22.6% (4.3pp) 12M18 vs. 4Q18 vs. 4Q17 4Q18 vs. 3Q18 Our cement, ready-mix and 12M17 Cement -6% 4% 7% aggregates prices increased by 2%, Volume 1% and 4%, respectively, during the Ready mix -11% -8% 2% quarter Aggregates -14% -15% 0% on a year-over-year basis in local currency terms 12M18 vs. 4Q18 vs. 4Q17 4Q18 vs. 3Q18 12M17 Cement 2% 2% -1% EBITDA margin declined 4.3pp Price during the quarter, (Local Currency) Ready mix 0% 1% 1% mainly due to higher freight and energy costs, partially offset by higher prices Aggregates 0% 4% 0% 9

||Colombia –Residential Sector We estimate that cement dispatches to the residential sector increased in the low-single digits during 4Q18; improving cement demand particularly in the informal or self-construction segment Volumes to the social-housing segment remained relatively flat during 4Q18 however, there are encouraging signs for this segment going forward, as sales and construction permits year-to-date November ‘18 increased by 5% and 15%, respectively. Social housing supported by the continuation of government subsidies The mid-to-high income segment remains challenged, housing starts, sales and permits in this segment declined in the double digits year-to-date We expect industry cement volumes to the residential sector to November ‘18; home inventory in this segment is increase in the low-single digits during 2019, supported by the informal high at about 16 months of sales and social-housing segments 10

||Colombia –Infrastructure Sector The infrastructure sector continued its positive performance during 4Q18 Our volumes to this sector were supported by the Salitre water-treatment plant, the CETIC Hospital, a group of 210 schools, and by the expansion of the San Fernando water-treatment plant We dispatched our products to 15 4G projects, including Autopista al Mar 1, Autopista al Rio Magdalena 2, Bucaramanga-Barranca-Yondó, Bucaramanga-Pamplona, Pasto-Rumichaca and Vías del NUS. We reached an estimated 36% market share in 4G volumes during 2018 Projects worth more than US$320 million were awarded in Bogotá late 2018 During 2019, we expect cement volumes to the infrastructure sector to The Alsacia-Tintal Avenue, the Rincon avenue increase in the mid-single digits. Activity in this sector should be from Boyacá to Carrera 91, three community centers and a police station; projects to start reinforced by a higher transportation-investment budget and an construction in 2019 increase in the budget of royalties from extraction activities 11

Results Highlights Panama

||Panama –Results Highlights We estimate that national cement 12M18 12M17 % var 4Q18 4Q17 % var demand declined by ~6% during 4Q18 Net Sales 222 266 -17% 53 54 -3% Industry volumes were particularly affected Financial Op. EBITDA during 2Q18 due to the construction-workers Summary 64 109 -41% 13 21 -37% strike but continued weak for the rest of the year US$ Million as % net sales 29.0% 40.8% (11.8pp) 25.0% 38.5% (13.5pp) Improvement in infrastructure 12M18 vs. activity more than offset by lower 4Q18 vs. 4Q17 4Q18 vs. 3Q18 12M17 demand from both the residential Cement -18% -8% -14% and the industrial-and-commercial Volume Ready mix -15% -4% -17% sectors most relevant projects during 4Q18 were the Aggregates -8% -10% -17% Panama Northern Corridor highway, the Vía Transísmica highway, the urban renovation of Colón City, the ITSE College, as well as the 12M18 vs. metro’s second line 4Q18 vs. 4Q17 4Q18 vs. 3Q18 12M17 Cement -1% -2% 0% During the quarter, our EBITDA Price (Local Currency) Ready mix -7% -2% 2% margin declined by 13.5pp, mainly due to lower prices, higher Aggregates 1% 8% -4% energy costs and an inventory write-off effect 13

||Panama –Sector Highlights In 2019, we expect the infrastructure sector to be the main driver of demand; main projects that should start construction are During 1Q19 the Corredor de las Playas highway, during 2Q19 the metro’s-second-line connection to the airport and during 4Q19 the fourth bridge over the canal. We also expect the US$2.3 billion metro’s-third-line to be awarded during the first half of this year and start construction during 1Q20 We expect national cement consumption to decline in the mid-single digits during 2019, the high level of inventories in apartments and offices should continue impacting cement consumption, despite that Panama’s GDP is During 2019 we expect our cement volumes from flat to decreasing 2%, expected to grow by 4.7% in 2019 outperforming the expected mid-single digits decline for the industry as 14 we are considering an improvement in our market position

Results Highlights Costa Rica

||Costa Rica –Results Highlights We estimate that national cement 12M18 12M17 % var 4Q18 4Q17 % var consumption declined by 7%, both during 4Q18 and 2018 Net Sales 139 149 -7% 27 35 -23% Increased activity in the industrial-and- Financial Op. EBITDA commercial sector was more than offset by lower Summary 45 53 -15% 9 13 -35% demand from the residential and infrastructure US$ Million as % net sectors sales 32.6% 35.7% (3.1pp) 31.3% 37.3% (6.0pp) Our cement volumes and prices 12M18 vs. 4Q18 vs. 4Q17 4Q18 vs. 3Q18 increased by 1% and 3%, 12M17 respectively, during 2018 Cement 1% -16% -14% our market position improved during the first Volume Ready mix 6% -4% -6% semester of 2018 as we prepared for the entrance of a new competitor. During the second Aggregates 9% 9% -12% half of the year our market position reflects this new competitor that commissioned a grinding 12M18 vs. mill in May 4Q18 vs. 4Q17 4Q18 vs. 3Q18 12M17 Price Cement 3% 4% 1% The EBITDA margin during the quarter declined by 6pp, (Local Currency) Ready mix 5% 14% 5% higher prices in local-currency terms were more Aggregates -11% -3% 5% than offset by lower volumes, a bad-debt provision, and increased freight costs 16

||Costa Rica –Sector Highlights For 2019, the main driver of demand should be the infrastructure sector projects like Ruta-32-Cruce-a-Río-Frío-Limón and Circunvalación Norte highways, recently started construction, and Ruta-1-Cañas-Limonal is expected to start during 2Q19 Infrastructure spending is one of the pillars of the government plan to reactivate the economy The plan includes investments of US$4.6 billion, out of which US$3 billion could be spent in the 2019-2022 period. Ruta 32 and Ruta-1-Cañas-Limonal are two of the projects supported by this plan In 2019, we expect national cement demand to increase ~1%, increased demand from the infrastructure sector should more than offset declines in Considering the presence of the new competitor for the full year, we the other two sectors expect our cement volumes to decline from 3% to 6% during 2019 17

Results Highlights Rest of CLH

||Rest of CLH –Results Highlights 12M18 12M17 % var 4Q18 4Q17 % var Our cement volumes increased by Net Sales 239 249 -4% 59 60 -2% 4% during 4Q18, Financial higher cement volumes in Guatemala and El Summary Op. EBITDA 74 87 -15% 18 19 -7% Salvador more than offset lower volumes in US$ Million Nicaragua as % net sales 30.9% 34.8% (3.9pp) 30.1% 31.7% (1.6pp) 12M18 vs. 4Q18 vs. 4Q17 4Q18 vs. 3Q18 Cement prices in local-currency 12M17 Cement -2% 4% 6% terms increased by 1%, Volume both during 4Q18 and 2018 Ready mix -1% -15% 32% Aggregates -23% -71% 11% 12M18 vs. Our EBITDA margin declined by 4Q18 vs. 4Q17 4Q18 vs. 3Q18 12M17 1.6pp during 4Q18 Cement 1% 1% 1% mainly due to higher purchased-clinker costs in Price Guatemala. In Nicaragua, the margin remained (Local Currency) Ready mix -1% -1% -2% relatively flat because the volume impact was offset by lower operating costs Aggregates -4% 0% 4% 19

||Nicaragua –Sector Highlights GDP contracted 3.5% in 2018, private investment remains paralyzed and commercial banks continue restricting consumer-and-business credit to preserve liquidity Our cement volumes during the quarter and the full year declined by 10% and 14%, respectively, our sequential volumes during the quarter increased by 5% due to the acceleration of some government projects The U.S. Government approved in December 2018 the “Nica Act”, law that constrains funding to Nicaragua from multilateral banks in which the U.S. participates. Government-sponsored projects should continue during the first half of the year, but there is no longer-term visibility; the self-construction sector might be the only segment supporting cement Due to the effect of the political unrest on the construction sector, we expect our consumption in the country 20 volumes in Nicaragua to decline from 10% to 20% in 2019

||Guatemala –Sector Highlights Our cement and ready-mix volumes increased by 7% and 48%, respectively, during 2018 achieving record volumes in both businesses We estimate that national-cement demand increased in the mid-single digits during 2018 Our cement volumes outperformed the industry because we are directly reaching more retailers where we have distribution capabilities, while our ready-mix volumes benefited from improved service and client coverage in Guatemala City The residential and industrial-and-commercial sectors were the main drivers of demand during the quarter, supported by vertical-housing projects and We expect our cement volumes in Guatemala to increase in the low-single digits shopping malls in Guatemala City during 2019 21

OTHER INFORMATION 4Q 1 8 R e s u l t s

||Free Cash Flow Free cash flow improved, both US$ Million 12M18 12M17 % var 4Q18 4Q17 % var during the quarter and full year Operating . EBIT EBITDA 243 314 -23% 55 72 -24% increased free cash flow during the full year was due to lower financial expenses, CAPEX and taxes, as well as a positive working capital - Net financial expense 59 63 16 17 variation, despite lower EBITDA and the US$25 million dollars fine paid in Colombia - Maintenance Capex 44 50 17 15 - Change in working cap -5 18 -15 26 Additionally, we received ~US$31 - Taxes paid 58 100 18 17 million during 3Q18, related to the gross proceeds from the sale of - Other cash items (net) 31 4 -1 0 our business in Brazil - Free cash flow 2 3 0 -1 discontinued operations Free Cash Flow 54 76 -29% 19 -1 n/a We are pleased with our working After Maintenance Capex capital management - Strategic Capex 1 30 1 0 During 4Q18 we more than recovered our year-to-date September ‘18 investment in working Free Cash Flow 52 45 16% 18 -1 n/a capital, resulting in a positive contribution to free cash flow of US$5 million, compared to an US$18 million dollar investment during 2017 23

||Income Statement Items Our net income improved, both during the quarter and full year, increased net income during these periods was mainly due to lower taxes, as well as a positive effect in other expenses net, related to the fine in Colombia registered in 4Q17, and in discontinued operations, related to the impairment of our assets in Brazil registered in 4Q17 During 4Q18, other expenses, net, were positive US$5 million, mainly due to a positive effect from the reversal of some provisions Other income and expenses, net, were negative US$14 million, during 4Q18 mainly due to a negative foreign-exchange effect related to the U.S.-dollar appreciation vs. the Colombian peso 24

||Consolidated debt as of December 31, 2018 US$ Million 511 US $842 M Total debt 324 3.3x Net Debt / EBITDA 7 2019 2020 2021 2022 2023 Type Currency Cost US$ M Interest Rate Banks COP 9.23% 7 Intercompany USD 6ML + 250 bps 130                Variable Intercompany USD 6ML + 255 bps 194 39% Intercompany USD Fixed 5.65% 511 Fixed Average Cost / Total USD 5.50%1 842 61% (1) Average Cost of USD denominated debt 25 The term “Intercompany” refers to debt with subsidiaries of CEMEX, S.A.B. de C.V.

||2019 Guidance Volume YoY% Consolidated volumes: Cement Ready—Mix Aggregates - Cement: -2% to -1% Colombia - Ready-mix: 0% to 1% 0% to 1% 1% to 3% 1% to 3% - Aggregates: -2% to 0% Cement Ready—Mix Aggregates Total Capex US$40 M Panama Maintenance Capex US$35 M -0.5% to -2% 5% to 7% 5% to 7% Strategic Capex US$5 M Costa Rica Cement Ready—Mix Aggregates Consolidated Cash taxes -3% to -6% -2% to -3% 3% to 5% US$66 M 26

RESULTS 4Q18 F e b r u a r y 7 , 2 0 1 9